FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	August	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1.	News Release dated August 2, 2004 (“Siemens SK65 Mobile Phone Features "BlackBerry Built-In" Technology")	Page No 2

Document 1

August 2, 2004

FOR IMMEDIATE RELEASE

Siemens SK65 Mobile Phone Features “BlackBerry Built-In” Technology

RIM’s New “BlackBerry Built-In” Licensing Program Extends BlackBerry Applications and Services to Other Mobile Devices

Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced a new licensing program that allows other device manufacturers to incorporate BlackBerry® software applications in addition to supporting BlackBerry wireless services. Through the BlackBerry Built-In™ licensing program, mobile device manufacturers can incorporate various BlackBerry applications into their own phones or handheld devices including BlackBerry Email™, BlackBerry Calendar™ and BlackBerry Browser™ applications. The Siemens SK65, launched today, is the first mobile phone to feature BlackBerry Built-In™ technology.

Thorsten Heins, President of Mobile Phones within Siemens mobile, commented: “The SK65 is an ingenious all-in-one solution for business professionals that need to stay in control and informed wherever they travel. With a full set of messaging features it means you have more flexibility about where and when you work. Additionally, we have designed the SK65 to offer a contemporary, yet timeless design for professionals who expect outstanding quality in looks and performance.”

Thorsten Heins added: “RIM is a recognized leader of wireless email and wireless enterprise technologies and the BlackBerry wireless platform is ideal for providing push-based email and wireless data services. With RIM’s BlackBerry Built-In™ technology and our innovative design, the SK65 is a breakthrough mobile phone for our customers.”

“The BlackBerry Built-In™ licensing program is another important step that supports RIM’s strategy to provide an open, extensible and scalable wireless platform for a broad range of customers with varying needs and preferences. We invested early and heavily to develop the architecture, applications and infrastructure behind BlackBerry and those efforts can now be leveraged to provide the popular BlackBerry experience to a broader range of devices,” said Jim Balsillie, Chairman and Co-CEO at Research In Motion. “Siemens is a global leader and we are very pleased to work together to enable wireless email, calendar and corporate data access capabilities using BlackBerry Built-In™ technology. Together, Siemens and RIM are providing our customers and partners with a world-class messaging solution and a powerful application environment.”

Through its licensing programs, RIM is adding value for all of its various customers including users, IT departments, developers, carriers and device manufacturers. Users gain a greater choice of devices to satisfy different requirements. IT departments also gain choice and the ability to support multiple device types with a common back-end infrastructure and end-to-end security model. Developers benefit from being able to leverage their applications across multiple devices and channels. Wireless carriers gain from the ability to leverage their success with the BlackBerry platform and address different market segments with a broader selection of devices, operating systems and feature sets. Mobile device manufacturers benefit from the ability to quickly and cost-effectively integrate a proven solution that is deployed by customers and supported by leading carriers worldwide.

The Siemens SK65 is the first mobile phone to feature BlackBerry Built-In™ technology and incorporates BlackBerry Email™, BlackBerry Calendar™ and BlackBerry Browser™ applications. Users get a full BlackBerry experience on a stylish Siemens business phone, including push-based wireless connectivity. The Siemens SK65 will be able to connect to BlackBerry services via both BlackBerry Enterprise Server™ and BlackBerry Web Client™.

-more-

For individuals and smaller businesses, BlackBerry Web Client provides an Internet-based email interface that allows users to access multiple existing corporate and/or personal email accounts (including Microsoft® Exchange, IBM Lotus® Domino™ and popular ISP email accounts) from a single device.

For corporate customers, BlackBerry Enterprise Server software tightly integrates with Microsoft Exchange or IBM Lotus Domino (Novell GroupWise support is expected later this year) and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data.

Additionally, the Siemens SK65 supports the Mobile Data Service feature of BlackBerry Enterprise Server, allowing access to corporate data applications on the intranet beyond email. As a leading example, Siemens and RIM are working with SAP to extend SAP Solutions for Mobile Business applications, such as Customer Relationship Management (CRM), to the Siemens SK65 and further increase business efficiency for customers.

The Siemens SK65 with BlackBerry Built-In™ technology is expected to be available in November 2004.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Courtney Flaherty
Brodeur Worldwide for RIM
(212) 771-3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	August 2, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller